





CAPSLL™

SAVE YOUR STORY







Contact: Clint Davis (Founder & CEO)
clint@capsll.life



What if,

instead of reading this paragraph,
you could be watching your grandparents,
telling you their life stories, lessons, recipes…
in first person?

What if,

you could effectively leave your life stories
and insights to your kids, grandkids,
and generations to come?

Problem

Platform & Proficiency

Solution

Integration & Inspiration

1. People cannot simply save their history in an easy to access, media collective.

   An inclusive media space to collate audio, video, pictures and documents in a single collective.

2. People don't know how to tell their stories.

   Coached storytelling to help people effectively recount memories.

3. Passing personal history on is disorganized and difficult.

   Permission based functionality allowing selective access to content.

Product

"You should Capsll that!"

Pass your stories on to future generations with Legacy

Be inspired by others on the optional public feed



9:41
CAPSLL
SAVE YOUR STORY
Hello!
LET'S SAVE YOUR STORY
Marlena Huntington
@marlenah
Born & raised in New York. Daughter of Jerome & Celia Long... Wife to Tom & mother to Aaron and Jane.
EDIT PROFILE
My Capslls
Legacy
Created: May 29, 2021
The day Aaron was born
Created: May 20, 2021
Jane's 18th Birthday Party
Created: May 01, 2021
Our Wedding Day
Capsll Now
Add Video
Add Audio
Jane's 18th Birthday Party
Created: May 20, 2021
Lorem ipsum dolor sit amet, consetetur sadipscing elitr, sed diam nonumy eirmod tempor invidunt ut labore et dolore magna aliquyam erat, sed diam voluptua. At vero eos et accusam et justo duo. Lorem ipsum dolor sit amet, consetetur sadipscing elitr, sed diam nonumy eirmod tempor invidunt.
When Jane walked into the room
Added: May 20, 2021
Guest messages for Jane
Added: May 20, 2021
Jane tells us all what the party meant to her
Added: May 20, 2021
Jane's friends sing Happy Birthday to her
Added: May 20, 2021
Capsll Now
Add Video
Add Audio
Marlena Huntington
@marlenah
Born & raised in New York. Daughter of Jerome & Celia Long... Wife to Tom & mother to Aaron and Jane.
EDIT PROFILE
Feed
Following
Grandma's secret cookie dough recipe
Stories from World War 2
The day that Tim decided to pop the big question :)
Interviewing Great Uncle Jermaine
Capsll Now

Learn to tell your stories effectively

Open Capsll with multiple media formats

Patent Pending

Milestones

Build Capsll V.1

Coached Storytelling
Video & Audio
Public Feed
Legacy Function
(Apple only)

Capsll Launch

Go to Market with
1st Strategic
Partnership

Scale V.1

Targeted Advertising

Build V1.2
Add Pic & Docs

$250k
Seed Round

1k
Trial Users
(100 Free Lifetime Influencers)

5k
Subscriptions

Subscription Business Model

Subscription benefits: Coached Storytelling, Organized content, Legacy contacts, Public Feed Access, Community, Monetized Content (future build), Remote Recording (Future Build).

Free Trial

All users enjoy a full functionality 14 day free trial when creating a Capsll profile.

Limited

- 2GB Storage
- Limited Legacy Contacts

$39 Yearly | **$3.99 Monthly**

Unlimited

- Unlimited Storage
- Unlimited Legacy Contacts
- Prioritized Public Feed
- Monetized content (Future build)

$79 Yearly | **$7.99 Monthly**

Family

- 4X Unlimited Accounts (same household)
- Unlimited Storage
- Unlimited Legacy Contacts

$199 Yearly | **$19.99 Monthly**

Users can also opt for Storage Only for $1.99 per month. (Capsll stores content which can only be viewed by user. There is no app functionality on this plan.) Alternatively, users can request to download their content if leaving the app entirely.

Subscription Model TAM

Ages 60 - 90
Baby Boomers & Silent Generation
96 Million People

72 Million online daily

Ages 35 - 60
Generation X
66 Million People

75% committed online shoppers

49.5 Million

121.5 Million TAM
U.S.A only

Ancestry.com

3 Million

Active Subscriptions

DNA Companies

26 Million Americans have taken a DNA test

CAPSLL™

Scenario
based on
3M Subscriptions

$21,271,000
Monthly

Subscriptions

	Free trial	
30%	Limited $3.99 ($39)	20%
20%	Unlimited $7.99 ($79)	15%
5%	Family $19.99 ($199)	10%

* Legacy Storage Only $1.99

First year target: 5k subscriptions
(Break even at month 9)

The Capsll Advantage

	Capsll™	Facebook	Youtube	Podcast	Instagram	Dropbox
Coached Storytelling	Version 1 More in V1.2	x	x	x	x	x
Multiple Media Formats	Video + Audio V.1 Pic + Doc V1.2	No Audio only No Docs	No Audio only No Pics No Docs	No Pics No Docs Video for select users	No Audio only No Docs	✓
Perpetuity Sharing	Pre-selected for Profile Transfer & Content Download	Profile Memorialized by request (Not Comprehensive)	Profile Memorialized by request (Not Comprehensive)	x	Profile Memorialized by request (Not Comprehensive)	Court Order required
Public Feed	Version 1	✓	✓	✓	✓	x
Navigable Timeline	Version 1.2	✓ Difficult to Navigate	x	x	x	x

Capsll operates on a **subscription model**, building trust by eliminating the need for user data farming and targeted user marketing.

Target Market

(U.S.A. Specific)

Ages 60 -90

Baby Boomers & Silent Generation

96 Million

Current number of Seniors.

70 M more within 20 years

Will outnumber children in the next 10 years

1.6 Trillion

Spending power

7 Billion spent online annually

80% of all luxury travel, creating memories

55+

Fastest growing user segment to embrace computer tech

75% are online daily

35-60

Generation X

66 Million

Current no. of Gen X'ers

31% of the total U.S income

Extremely nostalgic

2.4 Trillion

Spending power (Higher than any generation)

Highest brand loyalty at 40% of revenue from return customers

51%

Leadership roles held globally

They have stories to tell

Important base for future "Capsl Professional"

https://www.revlocal.com/resources/library/blog/6-surprising-statistics-that-will-help-you-market-to-generation-x
https://www.suddenlysenior.com/senior-facts-and-figures https://www.fona.com/genx0419/ https://www.statista.com/statistics/797321/us-population-by-generation
https://www.cbre.us/real-estate-services/real-estate-industries/omnichannel/the-definitive-guide-to-omnichannel-real-estate/consumers/how-does-online-spending-vary-be-generation

Go to Market Approach



Strategic Partnerships
Home Care and Senior Living



Exclusive
User Invites



Targeted
Marketing


COVID-19
Save Your Story
www.Michigan.gov/LibraryOfMichigan
LIBRARY OF MICHIGAN


WIRED
SUBSCRIBE
GUIDES
OUR FAVORITE E-BIKES
LISA KANAREK
GEAR
05.10.2021 07:00 AM
How to Use Tech to Capture Your Family History
Our elders have rich stories to share. There's no better time than now to sit down and hit Record.


THE WALL STREET JOURNAL.
What adults 55 and older want to be remembered for most
70%
The memories I've shared with loved ones
41%
The quality of my marriage/partnership
17%
My passions, interests or hobbies
11%
The success I've had in my work/career
5%
The amount of wealth I've accumulated
Source: Merrill Lynch Wealth Management/Age Wave 'Leaving a Legacy: A Lasting Gift to Loved Ones' 2019

Why Now?

Mass Adopters

Covid-19 brought a renewed openness to online engagement with masses adopting deeper remote digital presence.
The pandemic encouraged new thought around life and legacy.

Market Opportunity

Mistrust in "big-tech" has resulted in skepticism toward social media, resulting in fewer people posting fewer of the memories they once trusted to these platforms.

Vision

& Application


Legacy


Creators


Seniors


Social impact


Terminally ill


Military

Our Team







Clint Davis
Founder, CEO

Extensive international experience.
Former commercial radio host to 5 million listeners, program director, corporate podcast executive producer.
South Africa, Dubai, Australia, U.S.A.

Sam Syed

Co Founder, CFO

15 years of Finance experience, Trading, Wealth Management, Advisory & Risk.
U.K, Dubai, U.S.A.

Anton Devenish

Co Founder, HoP

Veteran UI/UX Designer with vast experience in infrastructure architecture and complex technical project management.
South Africa, U.K, Indonesia, Australia, New Zealand, Europe.

Contact

512-888-4067

clint@capsll.life

www.capsll.app